TITAN TRADING ANALYTICS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FORM 51-102F1

FOR THE YEAR ENDED OCTOBER 31, 2006

February 27, 2007

MANAGEMENT’S DISCUSSION & ANALYSIS

The following discussion and analysis of financial results and related data is reported in Canadian dollars and has been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and the standards of the Public Company Accounting Oversight Board  (United States), and should be read in conjunction with the consolidated year end audited financial statements as of October 31, 2006.

Information which is contained herein contains estimates and assumptions which management is required to make concerning future events, and may constitute forward-looking statements under applicable securities laws. Forward-looking statements include plans, expectations, estimates, forecasts and other comments that are not statements of fact. Although such expectations are viewed as reasonable by the Company, no assurance can be given that such expectations will be realized. Such forward-looking statements are subject to risks and uncertainties and may be based on assumption that may cause actual results to differ materially from those implied herein, and therefore are expressly qualified in their entirety by this cautionary statement.

The following information, prepared as at February 27, 2007, should be read in conjunction with the October 31, 2006 year end audited financial statements of the Company.

DESCRIPTION OF BUSINESS

Titan Trading Analytics Inc. (“Titan” or the “Company”) has four wholly owned subsidiaries Titan Trading USA, LLC, (“Titan Trading USA”)Titan Trading GP Inc., (“Titan GP”), Titan Holdings USA LLC, and Titan Trading Corp.

The Company continues to expend all of its efforts developing the trading software to be ready for full use.  The Company’s executive team looks forward to establishing revenue streams and products based on the newly developed software. In early 2005, Titan announced the release of the first version of its automated trading platform known as TOPS which will greatly assist traders with trading activities.  This trading platform has been used by Mr. Carrozza, at the Company’s US trading office.

Titan Trading Limited Partnership 1 (“TTLP1”) was created in February 2005.  Titan GP is the general partner.  The limited partners are accredited investors.  TTLP1 will trade funds using the TOPS software.  The profits will be divided on the basis of 50% to the limited partners and 50% to the general partner.  There will be an annual administrative fee paid to Titan equal to 2% of the net asset value of TTLP1.

Titan Trading Limited Partnership 2 (“TTLP2”) was created in January 2006.  Titan GP is the general partner.  The limited partners must be accredited investors.  TTLP2 will trade funds using the TOPS software.  The profits will be divided on the basis of 50% to the limited partners and 50% to the general partner.  There will be an annual administrative fee paid to Titan equal to 2% of the net asset value of TTLP2.

The Company is a financial software developer that has developed market timing, trading analytics and automated trading execution software.  The Company has yet to establish profitable business operations and has remained in research and development mode since its incorporation on November 30, 1993.  In June 2003, Titan acquired rights to certain automated trading and analytic software (the “Technology”) from Cignal Technologies, LLC (Cignal) and has developed an automated trading platform using and further developing the Technology. Cignal is owned by Mr. Philip Carrozza, Titan’s US Director of Trading Operations.

In July, 2006, the Company announced that the Software Transfer Agreements entered into between Titan, Philip Carrozza, a director of Titan, and Cignal Technologies, LLC, a company wholly-owned by Mr. Carrozza and between Titan and Michael Gossland, a director and officer of Titan, which agreements were previously announced on February 7, 2006, had been amended and restated.  The total number of Titan common shares issuable pursuant to the Software Transfer Agreements did not change, being the aggregate number of 4,500,000 shares, however, these shares will only be issued upon Titan achieving certain gross revenue milestones commencing June 1, 2006.  One-third of the Titan common shares, being 1,500,000 shares, will be eligible to be issued upon Titan achieving cumulative gross revenues from the Software of each of $400,000, $800,000 and $1.2 million, calculated commencing June 1, 2006.  The first, second and third tranches of the shares will be issued no earlier than September 30, 2006, January 31, 2007 and May 31, 2007 respectively, and in any event, any Titan common shares not “earned” by May 31, 2007 will not be eligible for issuance.

The terms of the 2,000,000 performance warrants issued to Cignal Technologies, Mr Carrozza and Mr. Gossland, were also revised as part of the restructuring.  The first 1,000,000 performance warrants will be exercisable at a price of $0.50 per share for a six-month period commencing June 1, 2007, provided that Titan has achieved at least $1.2 million of gross revenue for the one-year period commencing June 1, 2006.  The second 1,000,000 performance warrants will be exercisable at a price of $1.00 per share for a six-month period commencing June 1, 2008, provided that Titan has achieved gross revenue of $1.8 million for the one-year commencing June 1, 2007.The performance warrants expire November 30, 2008.  The 2,000,000 warrants were issued subsequent to Q-3 ending July 31, 2006.

Titan currently has two distinct trading products in its line-up, each of which is now beginning to establish a real-world track record to demonstrate its potential as a revenue source.  These products are known as: 1) the N1Expert Trading System and 2) Titan’s Order Processing Software, or TOPS.

The Company’s wholly owned market timing software, N1Expert, relies upon the application of artificial intelligence (“AI”) to stock index trading, using neural networks and expert systems.  Neural networks constitute an AI based mathematical pattern recognition technique that allows software to mimic the information processing functions of humans.  The software is “taught” to recognize complex patterns through trial and error, without being programmed with specific preconceived rules.  This pattern recognition ability allows the software to generate buy and sell signals on the S&P 500 futures contracts to trade large swings on the S&P 500 stock index.

The automated trading platform, TOPS, which the Company has certain rights to pursuant to a license with Cignal, may conceptually be divided into two parts:

▪

Trading system software; and

▪

Automatic order execution software

These parts, when assembled with other components form a complete automated trading system capable of transforming real-time market data into executed trading orders.

The trading system controls the trading decisions while monitoring the data arriving from the real-time data feed and looks for the pre-defined patterns of movement in price, volume, and time.  When a particular pattern is found, a trading signal is generated.

The automatic order execution software is responsible for processing the trading signals and turning them into online trading orders.  The orders are sent over the internet to trade execution engines, currently RediPlus and RealTick.  The software can operate in simulation mode, where no orders are actually placed; in semi-automatic mode, where orders require a manual confirmation step, or in fully automatic mode, orders are executed with little operator intervention.

Titan holds an exclusive use license and a third party revenue interest in the TOPS Technology and plans to exploit this Technology and Titan’s wholly owned proprietary software in two ways:

1.

by establishing a profitable trading operation; and

2.

by marketing and licensing software to third parties.

The Company has yet to establish a profitable trading or licensing support business and focused its attention on development of such a system since 2005 and 2006.  The target market for the business is institutional, high net worth individual investors and trading firms seeking a better than average return on investment and trading returns in their portfolios.

The Company is a reporting issuer in Canada and the United States.  Titan’s shares trade in the United States on the Over-The-Counter Bulletin Board and in Canada on the TSX Venture Exchange.

The Company’s business strategy is to market and license its stock market timing software as an automated trading platform, directly to trading firms, institutional investors, and active traders. Additionally, Titan expects to conduct trading operations on its own behalf, in joint ventures, or in partnership with other investors.  Sales will be conducted by direct selling and referrals.  The selling proposition is that the software and service improves trading results.  During 2004 the Company began beta testing and trading in a third party account.   In addition, pursuant to a personal arrangement, Mr. Philip Carrozza, now Director of US Trading Operations began trading an account for the same third party using the Technology.  As the Company had no agreement in place with this third party to be compensated for these trading activities, the trading results are not reflected in the Company’s financial results.  It is the Company’s intention to use this trading performance to attract paying clients.

In September 2005, the Company retained the services of Coralwood Technologies of Edmonton, Alberta, Canada, to assist in developing a proprietary data analysis platform.  The platform is called “TickAnalyst” and will offer a suite of products under it namely:

-  data find reader

-  data base management

-  data analysis

-  trading signal generation

-  charting

The main focus for 2006 was to complete the proprietary platform, “TickAnalyst” and its suite of products.  The Company plans to promote, distribute, and sell these products to dealers, financial institutions and high net worth individuals.

The Company also plans on licensing the fully automated TOPS system to institutions subsequent to the completion of our beta testing.

We are actively soliciting sophisticated Canadian Investors to deposit money in TTLP2 and similar American Investors for Titan Holdings USA LLC for our currency team to trade.  This is done by way of subscription agreement.

With these sources of potential revenue, we are excited about creating cash flow and moving forward to create a profit for our shareholders.

In April, 2006 “Titan” appointed Eric Davidson, Technical Research Analyst, to lead Titan’s Research for its Grey Box (semi-automated)  Equity Trading Division under its USA Trading Operations.  Davidson’s appointment is in preparation for the launch of Titan’s proprietary market data analysis platform, TickAnalyst.  He will be instrumental with the testing, implementation and ongoing operations of Titan’s Black Box (fully automated) Division as TickAnalyst comes online.

In June, 2006 “Titan” announced that Titan Trading USA and New River Assets, of Winston Salem North Carolina, have agreed to conduct a live test of Titan’s Grey Box (semi-automated) trading software.  The test accounts will be funded by New River and Titan Trading USA.

The test with New River Assets calls for a 30 – 60 day trial period followed by an analysis of results.  Following the analysis, New River Assets and Titan will evaluate the outcomes and determine whether it is mutually beneficial to proceed with future projects..

The concept behind Titan’s grey box is three fold:

•

present the trader with more technical based trading opportunities,

•

automate the order entry and exit process, and

•

manage risk on dozens of open positions with automation.

In each case, the benefit to the trader of Titan’s Grey Box trading software is to allow that trader to do more trades.  The combination of all three advantages can dramatically increase the number of trades that even an experienced trader can execute.

In June, 2006 the Company announced the appointment of Andrew Kezeli to head Sales and Marketing for Titan and to lead Titan’s Retail Products Division under the USA Trading Operations.

In July, 2006 the Company announced the appointment of Michael J. Di Gioia to the Sales and Marketing Team working on the Signal Generation Project.

Mr. Kezeli’s and Mr. Di Gioia’s appointments to the sales and marketing team is in preparation for the launch of Titan’s proprietary market data analysis platform, TickAnalyst.  Together, they will be instrumental in the development, testing, implementation and marketing of trading signal generation products and services for multiple asset classes and markets as an extension of Titan’s TickAnalyst suite of programs.

In December, 2006, the Company announced that along with its wholly owned subsidiary, Titan Trading USA, the are expanding trading operations into the derivative markets.  Preliminary tests have been run on Titan Trading USA’s demo and live futures trading accounts, opened through an expanding relationship with One World Capital Group (New York, N.Y.)

OVERALL PERFORMANCE

Titan has limited operating revenue to date, and continues to fund the Company solely through private placements.

Equity placements:

In February 2006, pursuant to a private placement, the Company issued 3,535,897 units at $0.18 per unit, for aggregate proceeds of $636,461.  Each unit consisted of one common share plus one half of one common share purchase warrant.  Each whole warrant will enable the holder to purchase a common share at $0.30 for the first twelve month period from date of issuance, and at $0.40 for the second twelve month period expiring on February 1, 2008.

In July, 2006, the Company closed a non-brokered private placement of units (“Units”), subject to regulatory approval, which raised $866,904.  The Corporation issued 2,476,868 Units at $0.35 Canadian ($0.31 US) per Unit.  Each Unit consisted of one common share and one-half of one common share purchase warrant.  The Warrants are exercisable at a price of $0.50 Canadian ($0.45 US) and will expire July 31, 2008.

Warrants exercised:

A total of 100,000 warrants were exercised at a price of $0.27 per share for gross proceeds of $27,000 during third quarter ending July 31, 2006.

A total of 2,055,333 warrants were exercised (2,022,000 warrants at a price of $0.12 per share and 33,333 warrants at a price of $0.25 per share) for gross proceeds of $250,973 during the second quarter ending April 30, 2006.

Management has evaluated the Company’s alternatives to enable it to pay its liabilities as they become due and payable in the current year, reduce operating losses and obtain additional or new financing in order to advance its business plan. Alternatives being considered by management include, among others, obtaining financing from new lenders and the issuance of additional equity.  The Company believes these measures will provide liquidity for it to continue as a going concern throughout fiscal 2007, however, management can provide no assurance with regard thereto.

The Company’s financial instruments consist of cash and cash equivalents, sundry receivable, accounts payable and accrued liabilities, and loans and advances.  It is management’s opinion that the Company is not exposed to credit risk arising from these   financial instruments.  The fair values of these financial instruments approximate their carrying values, due to their short-term nature.   The company is exposed to currency risk as a result of its operations in the United States.  The company is also susceptible to interest rate price risk on its fixed rate debt.

It is expected that substantially all of the Company’s software and subscription sales customers will be in the United States; however, the Company’s property is currently located in Canada, the United States and the United Kingdom.  To date the Company has not generated revenues, and has relied on funding through private placements.

SELECTED ANNUAL INFORMATION AND RESULTS FROM OPERATIONS

	For Year Ended October 31
	2006 (audited)	2005 (audited)	2004 (audited)
Net sales/total revenues	NIL	NIL	NIL
Net Loss	3,607,979	1,343,289	457,589
Net Loss per share (fully diluted)	.13	.07	.04
Assets	455,704	213,066	93,453
Long-term financial liabilities	NIL	NIL	NIL
Dividends declared per shares	NIL	NIL	NIL

RESULTS OF OPERATIONS

During 2006, the Company focused on further development of the software trading programs, re-writing code in preparation for the commencement of beta testing and trading in a third party account with its trading software.

The increase in net loss of $3,607,979 (2005 - $1,343,289) for the year ended October 31, 2006 was the direct result of research and development fees of $830,320 (2005 – $609,130), Management and consulting fees of $344,068 (205 - $238,423) office overhead $108,624 (2005 - $48,520) and software development costs of $1,891,479 (see below), as the Company’s continued focus on the development and testing of the software programs.

During the year, the Company issued shares and warrants in the amount of $1,891,479, in consideration for software developed by consultants who are also directors of the company.  This amount was expensed in the fourth quarter, October 31, 2006 as the consultants’ services had been substantially completed in that period.

Amortization expense for the year ending was $11,840  (2005 - $8,722)

SUMMARY OF QUARTERLY RESULTS

	For the three month period ended
	Oct 31 2006	July 31 2006	April 30 2006	Jan 31 2006
Net sales/total revenues	Nil	Nil	Nil	Nil
Net loss	2,617,150	347,340	350,527	292,962
Net loss per share (fully diluted)	.10	.01	.01	.01

	For the three month period ended
	Oct 31 2005	July 31 2005	April 30 2005	Jan 31 2005
Net sales/total revenues	Nil	Nil	Nil	Nil
Net loss	592,921	187,621	415,527	147,220
Net loss per share (fully diluted)	.03	.01	.02	.01

The increase in net loss for the fourth quarter is a result of research and development expenses that were incurred during the period specifically $1,891,479 of software development expense as discussed above.

The statements of the Company have been prepared in accordance with Canadian GAAP, which do not differ materially with those established in the United States except as disclosed in the notes to the financial statements.

Fluctuations / Changes in Accounting Policies

As at January 31, 2006, management had completed the restructuring of the Company and had increased its operations in an effort to promote the trading software programs and increase market awareness of the Company.

LIQUIDITY

The Company has a working capital deficiency as of October 31, 2006 of ($104,593)  (2005 –  $76,993).

Since its inception, the Company has, and continues to rely upon the proceeds of private placement financings to support its development and marketing of the trading software.

The future ability of the Company to realize full commercialization and sales of the technology, form successful partnerships, and compensate the executive team as they administer the trading programs, will depend on its ability to obtain additional funding through private placement financings.

The Company expended all of its efforts in fiscal 2006 and to date in fiscal 2007 developing the trading software to be ready for full use.  The Company’s executive team looks forward to establishing revenue streams and products based on the newly developed software.

TRANSACTIONS WITH RELATED PARTIES

RELATED PARTY TRANSACTIONS

Included in the consolidated financial statements are the following transactions with officers, directors and related individuals not disclosed elsewhere:

	2006	2005	2004
Management and consulting fees	$ 69,000	$114,769	80,520
Research and development	540,194	600,376	120,000
Deposit on Technology (Loan receivable) (Note 4)		62,735	62,735
Loans and Advances (Note 6)	37,408	20,559	135,256

At October 31, 2006, $37,408 (October 31, 2005 - $20,559) due to an officer and director is included in loans and advances.

The related party transactions are in the normal course of operations and are recorded at the exchange amount which is the amount of consideration established and agreed to by the related parties.

SELECTED INFORMATION:

In October, 2006, the Company appointed Dr. Harold Elke to the board of directors.  Dr. Elke will also serve as a member of Titan’s audit committee.  Dr. Elke has extensive business experience in both Europe and Asia, and in commercial real estate in Canada.

In November, 2006, the Company appointed Collins Barrow Edmonton LLP, chartered accountants, as auditor of the Company.

In January, 2007, the Company appointed Harlan Shabshelowitz, of Massachusetts, to Titan Trading Analytics’ advisory board.

DISCLOSURE CONTROLS AND PROCEDURES

Management and the Board are committed to the promotion of investor confidence by ensuring that trading in the Company's securities takes place in an efficient, competitive and informed market.  In accordance with the continuous disclosure requirements under the securities commission rules and TSX Venture Exchange policies, the Company has adopted a Corporate Disclosure Policy and has procedures in place to ensure that any sensitive information is identified, reviewed by management and disclosed in a timely manner to the regulatory authorities, shareholders and the public.  The President and CEO (who is also the CFO) of the Company has evaluated the Company's disclosure controls and procedures relating to the information required to be prepared and disclosed as at October 31, 2006, and has concluded that these controls and procedures were effective at the reasonable assurance level.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management has filed Form 52-109F1 CEO and CFO certifications of annual filings in conjunction with this MD&A.

Within these certificates, Dr. Kenneth Powell (in his capacity as President, CEO and CFO of Titan Trading) has certified that management has established and maintained internal control over financial reporting for the Company, and has designed such internal controls over financial reporting, or caused them to be designed under his supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).

Although Titan Trading has internal controls in place relevant for a company of its size, the nature of Titan Trading's business, the dual roles (CEO and CFO) filled by Dr. Powell, and the limited size of Titan Trading's accounting department present internal control weaknesses relating to the segregation of duties and oversight responsibilities.  Management is committed to implementing improvements to alleviate these weaknesses by the end of its current fiscal year.

SUBSEQUENT EVENTS

In December, 2006, the Company closed a non-brokered private placement of units (“Units), which raised $1,158,965.  The Company issued 3,311,299 Units at $0.35 Canadian ($0.31 US) per Unit.  Each Unit consisted of one common share and one-half of one common share purchase warrant (a “Warrant”).  The Warrants are exercisable at a price of $0.50 Canadian ($0.45 US) and will expire December 12, 2008.  The securities issued under the private placement are subject to a four-month hold period.  The Company paid Finder’s fees of $75,329 to arm’s length parties in connection with the placement.  Insiders participated in the private placement for total gross proceeds of $300,000.

In January, 2007, the Company announced, it granted a total of 1,825,000 stock options, to directors, officers and consultants of the Company.  The options have an exercise price of $0.30, with vesting over an 18-month period and a five year term to expiry.

In February, 2007, the Company announced that it intended to issue shares for services to consultants for their participation in the development, sales and marketing or retail market software products.  Titan entered into consulting arrangements with three consultants to provide such services in exchange for a total of 300,000 common shares in the capital of Titan at a deemed price of $0.83. The issuance of common shares in the capital of Titan will not result in a change of control, is pursuant to exemptions from prospectus and registration requirements, and is subject to regulatory approval and applicable hold periods.

DISCLOSURE OF OUTSTANDING SHARE DATA

Authorized and Issued Share Capital as of  February 27, 2007

Class	Par Value	Authorized	Issued
Common Shares	Nil	Unlimited	36,469,185
Preferred Shares	Nil	Unlimited	Nil

Description of Options, Warrants and Convertible securities outstanding, as of February 27, 2007.

Security Type	Number	Exercise Price	Expiry Date	Recorded Value
Common Shares to be issued subject to certain milestones RE: software transfer agreements	4,500,000	Deemed price of $0.1275	May 31, 2007	See financial statements.
Stock Options	1,500,000	$0.10	Dec. 22, 2008	N/A
Stock Options	200,000	$0.12	May 10, 2009	N/A
Stock Options	495,593	$0.155	Feb. 16, 2010	N/A
Stock Options	1,030,000	$0.25	March 1, 2010	N/A
Stock Options	360,000	$0.315	June 23, 2011	N/A
Stock Options	1,825,000	$0.30	Jan. 8, 2012	N/A
Purchase Warrants	704,514	$0.30	October 13, 2007	N/A
Purchase Warrants	1,614,065	$0.30 in year one $0.40 in year two	February 1, 2008	N/A
Purchase Warrants	1,238,434	$0.50	July 31, 2008	N/A
Purchase Warrants	1,000,000	500,000 @ $0.50 in year one 500,000 @ $1.00 in year two	Nov. 30, 2008 – subject to Milestones	N/A
Purchase Warrants	1,000,000	500,000 @ $0.50 in year one 500,000 @ $1.00 in year two	Nov. 30, 2008 – subject to Milestones	N/A
Purchase Warrants	1,655,632	$0.50	Dec. 12, 2008	N/A

ADDITIONAL INFORMATION

Additional information relating to the Company can also be found on SEDAR at www.sedar.com.